Securities and Exchange Commission
RECEIVED

FEB 24 2010

Branch of Registrations
and Examinations

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SEC FILE NUMBER
8- 46459

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saunders Retirement Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 Beaufont Springs Drive
(No. and Street)

Richmond (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders 804-320-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1800 Bayberry Court, Suite 104 (Address) Henrico (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Mark Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Retirement Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE FORSSENIUS
Notary Public - Reg. # 7072774
Commonwealth of Virginia
My Commission Expires Aug. 31, 2010

Signature

VICE-PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Independent Auditor's Report

To the Stockholder
Saunders Retirement Advisors, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Saunders Retirement Advisors, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Saunders Retirement Advisors, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook, LLP

Richmond, Virginia
February 12, 2010

1800 Bayberry Court • Suite 104 • Henrico, Virginia 23226 • 804.249.5786 (v) • 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants • American Institute of Certified Public Accountants

Saunders Retirement Advisors, Inc.

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 23,529
Commissions receivable	21,856
Security deposit	957
Related party receivable	4,000
Furniture and equipment, at cost, less accumulated depreciation of $ 10,467	13,628
Total assets	$ 63,970
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 13,458
Total liabilities	13,458
Stockholder's Equity	
Common stock, $5 par value, 10,000 shares authorized; 2,000 shares issued and outstanding	10,000
Additional paid-in-capital	51,500
Accumulated deficit	(10,988)
	50,512
Total liabilities and stockholder's equity	$ 63,970

See Notes to Statement of Financial Condition.

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: As a broker-dealer in securities, Saunders Retirement Advisors, Inc., (the Company) is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC), and operates in the Richmond, Virginia metropolitan area.

The Company, as a broker, transacts subscription applications with several mutual fund companies, provides investment advisory services and sells insurance products. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(1) of the Securities and Exchange Commission in that the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company; and promptly transmits all funds and delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

A summary of the Company's significant accounting policies is as follows:

Income taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state corporate income taxes. Instead, the Company's income is included in the stockholder's income for federal and state income tax purposes.

The Company adopted the provisions of Financial Accounting Standards Board Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes* (formerly FIN 48), on January 1, 2009. As a result of implementation of ASC 740, the Company has concluded that they do not have any unrecognized tax benefits for the year ended December 31, 2009.

The Company is subject to examination by federal and state tax authorities for the years ended December 31, 2006 through December 31, 2008. The Company is not currently under tax examination for any of these periods.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions receivable: Commissions receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Commissions receivable are written-off when deemed uncollectible. Recoveries of commissions receivable previously written-off are recorded as an adjustment to the allowance when received. There was no allowance at December 31, 2009.

A commission receivable is considered past due if any portion of the receivable balance is outstanding for more than 30 days. No interest has been recorded in the accompanying financial statements related to past due receivables.

Note 1—Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distribution paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and required net capital of $15,636 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2009 was 0.86 to 1.

Note 3—Concentration

The Company transacts subscription applications with two major mutual fund families with each being greater than 10% of commissions receivable. Combined, the two funds represent 93% of commissions receivable at December 31, 2009.

Note 4—Lease

The Company entered into a non-cancelable operating lease for office space during April 2009 that expires in April 2010. Future minimum payments are $3,218 during 2010.

Note 5—Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued which was February 12, 2010.

Saunders Retirement Advisors, Inc.

Statement of Financial Condition

December 31, 2009

Filed as confidential information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.